FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  04 April 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. British Airways March traffic



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  04 April 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          British Airways March traffic



TRAFFIC AND CAPACITY STATISTICS - March 2007


Summary of the headline figures


In March 2007, passenger capacity, measured in Available Seat Kilometres, was
2.3 per cent above March 2006. Traffic, measured in Revenue Passenger Kilometres, was higher by 3.3 per cent. This resulted in a passenger load factor up 0.7 points versus last year, to 76.3 per cent. The increase in traffic comprised a 3.6 per cent increase in premium traffic and a 3.2 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, decreased by 16.3 per cent.


Market conditions

Underlying market conditions are broadly unchanged.

Strategic Developments


In the light of Iberia's announcement that it had received a bid approach, British Airways appointed UBS to advise on how to use British Airways' 10 per cent holding in Iberia in the best interests of British Airways shareholders. The advice will examine all options, including a disposal of British Airways' holding.


British Airways called on the UK Government to stand by its right of automatic termination of traffic rights granted in the new aviation pact between the EU and US if America stalls on negotiating further liberalisation.


The airline expanded its operations at London City Airport by more than 70 per cent with the launch of its new subsidiary, BA CityFlyer which operates 250 flights a week to six UK and European destinations. New direct routes include Glasgow and Zurich.


British Airways completed the sale of the regional operation of its subsidiary airline BA Connect to Flybe.


British Airways entered into exclusive talks to transfer its ground handling operation at Aberdeen, Edinburgh, Glasgow and Manchester airports to Aviance UK, an independent ground handling company.


The summer schedule includes four new routes from London Gatwick this summer including Port of Spain in Trinidad and Tobago, Dresden in Germany, Sarajevo in Bosnia and Herzegovina and Newquay.


The company announced three year contracts with global distribution systems Galileo, Sabre Travel Network and Worldspan.


At its annual Investor Day British Airways released market guidance for the financial year 2007/8. Revenue is forecast to increase by 5-6 per cent based on capacity measured in available seat kilometers (ASKs) up 1.3 per cent, traffic measured in revenue passenger kilometers (RPKs) up 2.4 per cent and yield measured in pence per RPK up 3.4 per cent. Fuel is forecast to be up by some GBP100 million for 2007/8. Total costs, excluding fuel are forecast to be up GBP50 million. This will leave the company on track to achieve a 10 per cent operating margin in the year to March 2008.


                                      ends


April 4, 2007
                                                 046/TC/07

Note:

Following completion of the sale of the regional business of BA Connect, traffic statistics are now shown on a continuing basis. All comparative data has been restated on the same basis.

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                           Month of  March                    Financial year
                                                                            April through to Mar
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2007       2006       (%)            2007        2006        (%)

Passengers carried (000)

UK/Europe                        1695       1634      +3.7           20250       19636       +3.1
Americas                          614        610      +0.6            7371        7644       -3.6
Asia Pacific                      163        167      -2.3            1844        1907       -3.3
Africa and Middle East            325        297      +9.4            3597        3214      +11.9
Total                            2796       2708      +3.3           33061       32402       +2.0

Revenue passenger km (m)
UK/Europe                        1623       1530      +6.1           19966       18907       +5.6
Americas                         4158       4116      +1.0           49728       49490       +0.5
Asia Pacific                     1674       1708      -2.0           18851       19639       -4.0
Africa and Middle East           2214       2007     +10.3           24296       21609      +12.4
Total                            9669       9361      +3.3          112842      109645       +2.9

Available seat km (m)
UK/Europe                        2386       2322      +2.8           28044       27435       +2.2
Americas                         5408       5224      +3.5           64870       63060       +2.9
Asia Pacific                     1996       2184      -8.6           23937       25551       -6.3
Africa and Middle East           2879       2650      +8.7           31448       28076      +12.0
Total                           12669      12380      +2.3          148299      144123       +2.9

Passenger load factor (%)
UK/Europe                        68.0       65.9      +2.1 pts        71.2        68.9       +2.3 pts
Americas                         76.9       78.8      -1.9 pts        76.7        78.5       -1.8 pts
Asia Pacific                     83.9       78.2      +5.7 pts        78.8        76.9       +1.9 pts
Africa and Middle East           76.9       75.8      +1.1 pts        77.3        77.0       +0.3 pts
Total                            76.3       75.6      +0.7 pts        76.1        76.1       +0.0 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              383        457     -16.3            4693        4928       -4.8
Total RTK                        1362       1389      -1.9           16108       15902       +1.3
Available tonne km (m)           1927       1958      -1.6           22874       22703       +0.8

Overall load factor (%)          70.7       70.9      -0.2 pts        70.2        69.7       +0.5 pts

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.


Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.


                                                              Investor Relations

                                                                Waterside (HCB3)

                                                                      PO Box 365

                                                                   Harmondsworth

                                                                         UB7 OGB

                                                        Tel: +44 (0) 20 8738 694